UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 39)*

Coca-Cola Bottling Co. Consolidated

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title and Class of Securities)

191098102

(CUSIP Number)

Bernhard Goepelt

Senior Vice President, General Counsel and Chief Legal Counsel

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

(404) 676-2121

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 8, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

2

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA TRADING COMPANY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

3

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
COCA-COLA OASIS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

4

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

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This Amendment No. 39 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 38 (the “Schedule 13D”).  Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

Item 4.    Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

February 2016 Letter of Intent. On February 8, 2016, The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated ( “Coke Consolidated”) entered into a non-binding letter of intent (the “February 2016 LOI”) pursuant to which Coca-Cola Refreshments USA, Inc., a wholly-owned subsidiary of The Coca-Cola Company (“CCR”), will grant Coke Consolidated certain exclusive rights for the distribution, promotion, marketing and sale of The Coca-Cola Company-owned and –licensed products in certain territories currently served by CCR in northern Ohio and northern West Virginia (the “February 2016 LOI Territories”) and sell to Coke Consolidated a regional manufacturing facility located in Twinsburg, Ohio (the “Twinsburg Facility”) and related manufacturing assets (collectively, the “Twinsburg Facility Transaction”). The major markets that would be served as part of the expansion contemplated by the February 2016 LOI include Akron, Elyria, Toledo, Willoughby and Youngstown County, Ohio.

The expansion of Coke Consolidated’s distribution territory and the acquisition of the Twinsburg Facility contemplated by the February 2016 LOI represent the latest contemplated series of territory expansion transactions and manufacturing facility acquisitions between CCR, The Coca-Cola Company and Coke Consolidated.

The exclusive rights for the distribution, promotion, marketing and sale of The Coca-Cola Company-owned and -licensed products in the February 2016 LOI Territories will be granted to Coke Consolidated by CCR pursuant to a comprehensive beverage agreement (the “CBA”) substantially in the form attached as Exhibit 1.1 to the territory conversion agreement entered into by CCR, The Coca-Cola Company and Coke Consolidated on September 23, 2015, as described in the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2015 and filed as Exhibit 99.3 thereto.

Pursuant to the February 2016 LOI, CCR will also sell, transfer and assign to Coke Consolidated exclusive rights for the distribution, promotion, marketing and sale in the February 2016 LOI Territories of various cross-licensed brands currently distributed by CCR in the February 2016 LOI Territories, subject to the consent of the third-party brand owners. CCR will also sell to Coke Consolidated certain of CCR’s distribution assets and the working capital associated therewith, as may be necessary to distribute, promote, market and sell both The Coca-Cola Company-owned and -licensed products and the cross-licensed branded products in the February 2016 LOI Territories. Coke Consolidated will pay to CCR at each closing for February 2016 LOI Territories a cash amount that reflects the agreed value of the exclusive rights to distribute, promote, market and sell in the February 2016 LOI Territories the cross-licensed branded products and the net book value of the distribution assets and working capital associated with the distribution, promotion, marketing and sale of both The Coca-Cola Company-owned and -licensed products and the cross-licensed brands in the February 2016 LOI Territories. Coke Consolidated will also agree in each CBA entered into at a closing for February 2016 LOI Territories to make periodic sub-bottling payments to CCR on a continuing basis after closing for the grant of exclusive rights in the applicable territory for The Coca-Cola Company-owned and -licensed products.

The rights for the manufacture, production and packaging of Covered Beverages (as such term is defined in the CBA) using cold-fill technology at the Twinsburg Facility will be granted to Coke Consolidated by The Coca-Cola Company pursuant to a final form of regional manufacturing agreement (the “Final RMA”) substantially in the form included as Schedule 9.4 to the initial regional manufacturing agreement entered into by The Coca-Cola Company and Coke Consolidated on January 29, 2016 (the “Initial RMA”). An earlier form draft of the Final RMA was included as Schedule 9.4 to an earlier form draft Initial RMA included as Exhibit B to the non-binding letter of intent entered into by The Coca-Cola Company and Coke Consolidated on September 23, 2015 (the “September 2015 LOI”) and filed as Exhibit 99.4 to Amendment No. 37 to the Schedule 13D. The Final RMA attached to the Initial RMA, while in large part similar to the form agreement included as Schedule 9.4 to the form initial regional manufacturing agreement attached to the September 2015 LOI, contains certain updates and negotiated changes to that form agreement.

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Coke Consolidated will pay to CCR at the closing of the Twinsburg Facility Transaction a cash amount that reflects the agreed value of the rights to manufacture, produce and package the cross-licensed branded products at the Twinsburg Facility and the net book value of the manufacturing assets and working capital associated with the manufacture, production and packaging of both The Coca-Cola Company-owned and –licensed products and the cross-licensed brands at the Twinsburg Facility, subject to a cost of goods adjustment and additional adjustments and true-up processes to be agreed upon by the parties.

The February 2016 LOI addresses several other matters related to the ongoing expansion of Coke Consolidated’s distribution territories, the acquisition of the Twinsburg Facility and the implementation of the national product supply system, including the current intentions of The Coca-Cola Company and Coke Consolidated with respect to (i) the form of finished goods supply agreement for finished goods sourced from the Twinsburg Facility, (ii) the form of finished goods supply agreement to govern the supply of finished goods from CCR for the February 2016 LOI Territories, (iii) an information technology platform they plan to implement throughout the February 2016 LOI Territories, (iv) a binding system governance they expect to become fully effective during 2016 throughout all of the geographic territories served by Coke Consolidated, and (v) the process pursuant to which Coke Consolidated will be provided opportunities to participate economically in the existing business of The Coca-Cola Company in the United States involving non-direct store delivery of products and future non-direct store delivery of products and/or business models developed by The Coca-Cola Company.

The proposed transactions described in the February 2016 LOI will be subject to the terms of a definitive purchase and sale agreement with respect to the distribution territory transactions and a definitive purchase and sale agreement with respect to the Twinsburg Facility Transaction. In addition to the negotiation and execution of the definitive agreements, the February 2016 LOI sets forth certain customary conditions to closings of the transactions described in the February 2016 LOI, as well as a number of other conditions that The Coca-Cola Company and Coke Consolidated currently intend to be satisfied prior to such closings and/or to be addressed in the definitive agreements.

The foregoing description of the February 2016 LOI is only a summary and is qualified in its entirety by reference to the full text of the February 2016 LOI (including any exhibits thereto), which is filed as Exhibit 99.2 to this Amendment No. 39 to the Schedule 13D. The February 2016 LOI, including any exhibits thereto, has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information with respect to CCR, The Coca-Cola Company or Coke Consolidated. Investors should read the February 2016 LOI, including any exhibits thereto, together with the other information concerning Coke Consolidated, CCR and The Coca-Cola Company that each company or its affiliates publicly files in reports and statements with the SEC.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

As of the date of this report, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of the amounts of Common Stock, par value $1.00, of Coke Consolidated (the “Common Stock”) listed below and may be deemed to constitute a “group” under Section 13(d) of the Act.

Number of shares of Common Stock as to which The Coca-Cola Company has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	the sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

7

Number of shares of Common Stock as to which The Coca-Cola Trading Company LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares of Common Stock as to which Coca-Cola Oasis LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares as to which Carolina Coca-Cola Bottling Investments, Inc. has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

The Reporting Persons beneficially own 34.76% of the outstanding shares of Common Stock based upon 7,141,447 shares of Common Stock outstanding on October 30, 2015.

Item 7.    Material to be Filed as Exhibits

Incorporated By
Exhibit	Name	Reference To
Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith
Exhibit 99.2	Letter of Intent, dated February 8, 2016, by and between The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated.	Exhibit 99.2 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed February 10, 2016

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

	By:	/s/ Bernhard Goepelt
	Name:	Bernhard Goepelt
	Title:	Senior Vice President, General Counsel
Date: February 10, 2016		and Chief Legal Counsel

THE COCA-COLA TRADING COMPANY LLC

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: February 10, 2016	Title:	Vice President, General Tax Counsel and Manager

COCA-COLA OASIS LLC

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: February 10, 2016	Title:	Vice President, General Tax Counsel and Manager

CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: February 10, 2016	Title:	Vice President, General Tax Counsel and Director

Exhibit Index

Incorporated By
Exhibit	Name	Reference To
Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith
Exhibit 99.2	Letter of Intent, dated February 8, 2016, by and between The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated.	Exhibit 99.2 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed February 10, 2016